1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

December 7, 2017

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Terence O’Brien

Re:    Belden Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
Form 10-Q as of October 1, 2017
Filed November 6, 2017
File No. 1-12561

Dear Mr. O’Brien:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 21, 2017. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Form 10-K for the fiscal year ended December 31, 2016

Note 20: Preferred Stock, page 87

1.
Please tell us your consideration of the guidance in ASC 470-20 related to your convertible preferred shares. Please ensure your response addresses the sections of the guidance related to beneficial conversion features. Refer to ASC 470-20-25-4 through ASC 470-20-25-7.

Response:

ASC 470-20-25-5 states that an embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. ASC 470-20-20 defines a beneficial conversion feature as a non-detachable conversion feature that is in the money at the commitment date. An option is in the money if its exercise price (conversion price for convertible stock) is less than the current fair value of the share.

Our convertible preferred shares are mandatorily convertible into common shares on July 15, 2019, and they can be converted earlier than that date at any time at the option of the holder. To evaluate whether or not these conversion features met the definition of a beneficial conversion feature on the commitment date, we considered the maximum number of common shares the preferred shares could be converted into under these conversion features. In addition, ASC 470-20-30-5 requires the use of the effective conversion price

Securities and Exchange Commission
December 7, 2017

to determine the intrinsic value. The effective conversion price at the commitment date was determined to be $75.47 by dividing the proceeds from the preferred stock offering of $517.5 million by 6.857 million common shares, which is the maximum number of common shares that the preferred stock investors could receive ($517.5 / 6.857 = $75.47) under the conversion features. No amounts were paid to the investors when the transaction was consummated and thus the entire amount of the proceeds were used to measure the effective conversion price when calculating the intrinsic value of the conversion features. This measurement of the effective conversion price is consistent with the guidance in ASC 470-20-30-5, 7 and 13. The effective conversion price was equal to the fair value of our common stock on the commitment date, as measured by the closing stock price of $75.47 on that date. Therefore, the conversion option was at the money, and not in the money, on the commitment date, and there was no beneficial conversion feature to be recognized.

ASC 470-20-25-6 states that a contingent beneficial conversion feature shall be measured using the commitment date stock price but such beneficial conversion feature shall not be recognized in earnings until the contingency is resolved. Our preferred stock instrument includes a contingent beneficial conversion feature in the form of a fundamental change conversion option that could result in the recognition of a beneficial conversion feature. However, this conversion option is only applicable if such fundamental change occurs. If a fundamental change occurs and results in a beneficial conversion feature, we will recognize it at that time in accordance with ASC 470-20-35-3.

Form 10-Q as of October 1, 2017

Note 4: Operating Segments, page 10

2.
As noted on page 10, you re-organized the Company around four global business platforms for which each was determined to be its own reportable segment as a result of combining your prior Industrial IT Solutions and Network Security Solutions segments into a new segment called Network Solutions. You further state that the change had no impact to your reporting units for purposes of goodwill impairment testing. In your 2016 Form 10-K, you state that you transferred your audio-video cable and connectors from your Broadcast platform to your Enterprise Solutions platform which also did not have an impact on your reporting units for goodwill impairment testing. We further note that on page 37 of your 2016 Form 10-K, you disclose that you had a total of 12 reporting units which included two reporting units within your Broadcast reportable segment, two reporting units within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment, three reporting units within your Industrial IT Segment and one reporting unit in your Network Security Solutions. In your 2015 Form 10-K it appears that the total number of reporting units disclosed was 10 which included three reporting units within your Broadcast reportable segment, one reporting units within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment, one reporting unit within your Industrial IT Segment and one reporting unit in your Network Security Solutions. In light of this please help reconcile your disclosures indicating that there was no change that impacted your reporting units for goodwill impairment testing purposes and why the total number of reporting units increased from 10 to 12 reporting units between fiscal years. In that regard, please tell us whether the reorganization or other factors may have contributed to your identification of the number components one level below your operating segments. In doing so, please address whether the Company previously aggregated certain components into reporting units and no longer does; and if so the methodology it used to determine the reallocation of the goodwill to each of the current reporting units. Please tell us how you considered the specific criteria in ASC 350-20-35-33 through ASC 350-20-35-38 and ASC 350-20-35-45.

Securities and Exchange Commission
December 7, 2017

Response:

The increase in reporting units in 2016 compared to 2015 was the result of the Industrial IT segment manager changing how he managed the segment and assessed financial results. In 2015, the Industrial IT segment was managed by three geographic regions. Each region sold the entire portfolio of products within the Industrial IT segment. We performed an analysis of the aggregation criteria in ASC 350-20-35-33 through 38 and concluded that the three geographic regions were economically similar because they had similar products, production processes, customers, product distribution methods, and long-term average gross margins. Therefore, in 2015 we aggregated the three geographic regions into one reporting unit. In 2016, the Industrial IT segment manager changed how he managed the segment such that he no longer assessed financial results by geographic region. Instead, he assessed financial results based on three businesses that sell different types of industrial products. Each of the three businesses meets the definition of a reporting unit. Because these three reporting units do not share similar economic characteristics, we do not aggregate them. As a result, the number of reporting units in the Industrial IT segment increased from one in 2015 to three in 2016. In connection with this change, we reallocated Industrial IT’s goodwill based upon the relative fair values of the three reporting units in accordance with ASC 350-20-35-45.

This change in reporting units was separate from, and unrelated to, the change in operating segments in 2016. As we disclosed in our 2016 Form 10-K, we transferred our audio-video cable and connectors business from the Broadcast segment to the Enterprise Connectivity segment. The transferred business represents a reporting unit that continues to be regularly reviewed by segment management. Therefore, this transfer did not change the total number of reporting units. Similarly, the change in 2017 to combine our prior Industrial IT and Network Security segments into one new segment did not change the total number of reporting units. The combination of segments did not change the underlying components of the segments or how segment management assessed the financial results or managed those components. The table below summarizes the change in reporting units from 2015 to 2016.

	Broadcast	Enterprise Connectivity	Industrial Connectivity	Industrial IT (A)	Network Security (A)	Total
Reporting units in 2015	3	1	4	1	1	10
Industrial IT reorganized into three reporting units	—	—	—	2	—	2
Transfer of audio-video cable and connectors	(1)	1	—	—	—	—
Reporting units in 2016	2	2	4	3	1	12

(A) Merged into one segment in 2017 called Network Solutions.

* * * * *
In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

Securities and Exchange Commission
December 7, 2017

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8046 or via email at henk.derksen@belden.com, or Doug Zink, Vice President and Chief Accounting Officer, at 314-854-8025 or via email at doug.zink@belden.com.

Sincerely,

/s/Henk Derksen_______________________
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer